FORM 12b-25 NOTIFICATION OF LATE FILING


                                                          SEC FILE NUMBER
                                                            0-13265
                                                          CUSIP NUMBER
                                                          902633 10 6
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 (Check One):    X  Form 10-K   Form 20-F Form 11-K
Form 10-Q  Form N-SAR
For Period Ended: September 30, 2001
                  ------------------
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART 1--REGISTRANT INFORMATION (Official Text)
UCI Medical Affiliates, Inc.
Full Name of Registrant:
_______________________
Former Name if Applicable

4416 Forest Drive
Address of Principal Executive Office (Street and Number)

Columbia, South Carolina  29206
City, State and Zip Code


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PART II--Rules 12b-25(b) AND (c) (Official Text)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
     ( X ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     ( X ) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ( X ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE (Official Text)
     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The filing of Form 10-K for the fiscal year ended September 30, 2001 by UCI Medical Affiliates, Inc. (the "Company"), is delayed as a result of unforeseen difficulties in the completion of the Company's annual audit by Scott McElveen, LLP for the fiscal year ended September 30, 2001.

     On November 29, 2001, UCI Medical Affiliates, Inc. notified PricewaterhouseCoopers, LLP that it would not be retained by the Company to perform the audit of the financial statements of the Company for the fiscal year ended September 30, 2001. The decision to change independent accountants was approved by the Audit Committee of the Company. PricewaterhouseCoopers LLP had served as the Company's principal independent accountants for the fiscal years ended September 30, 1995 through 2000. The Company's decision not to retain PricewaterhouseCoopers LLP for the fiscal 2001 audit was not the result of any prior, current or expected disagreement with the Company.

     At its meeting on November 29, 2001, the Audit Committee of the Company approved the engagement of the accounting firm of Scott McElveen, LLP as independent accountants to audit the Company's financial statements for the fiscal year ended September 30, 2001. As of November 29, 2001, the Company had not on any occasion consulted with Scott McElveen, LLP regarding any of the matters set forth in item 304(a)(2) of Regulation S-K. This recent engagement of Scott McElveen LLP as the Company's auditors significantly increased the auditors' workload and necessitates this extension.

     A statement concerning this delay from the Company's auditors is included in this filing as an exhibit. The delay in this filing of Form 10-K could not be eliminated without unreasonable effort or expense.

PART IV--OTHER INFORMATION (Official Text)
     (1) Name and telephone number of person to contact in regard to this notification

Jerry F. Wells, Jr., CPA, EVP of Finance and CFO      (803) 782-4278
  (Name)                                        (Area Code)   (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ( X ) Yes ( )No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ( ) Yes ( ) No

     If so, explain the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         UCI Medical Affiliates, Inc.
 -------------------------------------------
(Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    December 27, 2001         By: /s/ Jerry F. Wells, Jr., CPA
         ------------------       ----------------------------------
                                   Jerry F. Wells, Jr., CPA
                                   Executive Vice President of Finance
                                   and Chief Financial Officer


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                             EXHIBIT TO FORM 12b-25



December 27, 2001

Mr. Jerry F. Wells, Jr.
Executive Vice President and Chief Financial Officer
UCI Medical Affiliates, Inc.
4416 Forest Drive
Columbia, SC 29206

Dear Mr. Wells:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated December 27, 2001.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we were unable to complete our audit of the annual financial statements of UCI Medical Affiliates, Inc. on or before the date the Form 10-K of UCI Medical Affiliates, Inc. for the fiscal year ended September 30, 2001 was required to be filed.

Very truly yours,

/s/ Scott McElveen LLP

Scott McElveen LLP